SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 5 February, 2008


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




BP p.l.c.
Group Results
Fourth Quarter and Full Year 2007

                                                          London 5 February 2008

                             FOR IMMEDIATE RELEASE
                            -----------------------

   Fourth      Third     Fourth
  Quarter    Quarter    Quarter                                                          Year
     2006       2007       2007  $ million                                        2007     2006          %
      ==========================                                                  =========================
    2,880      4,406      4,399  Profit for the period*                         20,845   22,000
    1,015       (539)    (1,427) Inventory holding (gains) losses               (3,558)     253
      --------------------------                                                  -------------------------

    3,895      3,867      2,972  Replacement cost profit                        17,287   22,253        (22)
      ==========================                                                  =========================

    10.37       9.94       7.66  -   per ordinary share (pence)                  45.10    60.38
    20.08      20.34      15.69  -   per ordinary share (cents)                  90.20   111.10        (19)
     1.21       1.22       0.94  -   per ADS (dollars)                            5.41     6.67
      ==========================                                                  =========================


- BP's fourth-quarter replacement cost profit was $2,972 million, compared with $3,895 million a year ago, a decrease of 24%. For the full year, replacement cost profit was $17,287 million compared with $22,253 million, down 22%.

- The fourth-quarter result included a net non-operating charge of $1,030 million, including pre-tax charges of $603 million for the impairment of US Convenience Retail and $338 million for restructuring, integration and rationalization costs associated with BP's Forward Agenda. This compares with a net non-operating charge of $152 million in the fourth quarter of 2006. For the full year, the net non-operating charge was $272 million compared with a net non-operating gain of $1,062 million in 2006.

- Net cash provided by operating activities for the quarter and year was $4.3 billion and $24.7 billion respectively compared with $5.0 billion and $28.2 billion a year ago.

- The effective tax rate on replacement cost profit from continuing operations for the fourth quarter was 45% compared with 25% a year ago. For the year, the rate was 37% compared with 35% a year ago. The increased rate in the fourth quarter reflects the effect of inventory holding gains and losses, which are eliminated in the replacement cost profit, while the tax charge remains unadjusted and includes the tax effect on inventory holding gains and losses. If this effect is excluded, the rate would have been 38% in the fourth quarter compared to 31% a year ago.

- Net debt at the end of the quarter was $27.5 billion. The ratio of net debt to net debt plus equity was 23% compared with 20% a year ago.

- Capital expenditure, excluding acquisitions and asset exchanges, was $6.6 billion for the quarter and for the year was $19.2 billion. Total capital expenditure and acquisitions was $6.6 billion for the quarter and $20.6 billion for the year. The year included $1.1 billion in respect of the acquisition of Chevron's Netherlands manufacturing company. Disposal proceeds were $0.4 billion for the quarter and were $4.3 billion for the year.

- The quarterly dividend, to be paid in March, is 13.525 cents per share ($0.8115 per ADS) compared with 10.325 cents per share a year ago. For the year, the dividend showed an increase of 16%. The dividend increase marks a shift in the balance between dividends and share buybacks as a means of returning value to shareholders. In sterling terms, the quarterly dividend is 6.813 pence per share, compared with 5.258 pence per share a year ago; for the year the increase was 7%. During the quarter, the company repurchased 121 million of its own shares for cancellation at a cost of $1.5 billion. For the year, share repurchases were 663 million at a cost of $7.5 billion.

- Information on fair value accounting effects in relation to Refining and Marketing and Gas, Power and Renewables is set out on page 10.


*  Profit attributable to BP shareholders.


The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 11.


             Analysis of Replacement Cost Profit and Reconciliation
                  --------------------------------------------
                            to Profit for the Period
                               ------------------
     Fourth        Third       Fourth
    Quarter      Quarter      Quarter                                                           Year
       2006         2007         2007  $ million                                            2007       2006
       ===============================                                                     =================
      5,063        6,343        7,648  Exploration and Production                         26,927     29,647
        312          376       (1,337) Refining and Marketing                              2,617      5,283
        470          (57)         219  Gas, Power and Renewables                             558      1,376
       (276)        (451)        (373) Other businesses and corporate                     (1,104)      (947)
       (103)          59         (277) Consolidation adjustments                            (204)        52
       -------------------------------                                                     -----------------
      5,466        6,270        5,880  RC profit before interest and tax                  28,794     35,411
       -------------------------------                                                     -----------------

       (149)        (173)        (242) Finance costs and other finance income               (741)      (516)
     (1,347)      (2,158)      (2,561) Taxation                                          (10,442)   (12,331)
        (75)         (72)        (105) Minority interest                                    (324)      (286)
       -------------------------------                                                     -----------------
                                       RC profit from continuing operations
      3,895        3,867        2,972    attributable to BP shareholders(a)               17,287     22,278
       ===============================                                                     =================

                                       Inventory holding gains (losses) from
     (1,015)         539        1,427    continuing operations                             3,558       (253)
       -------------------------------                                                     -----------------
                                       Profit for the period from continuing
                                         operations attributable to
      2,880        4,406        4,399    BP shareholders                                  20,845     22,025
                                       Profit (loss) for the period from Innovene
          -            -            -    operations(b)                                         -        (25)
       -------------------------------                                                     -----------------
                                       Profit for the period attributable to
      2,880        4,406        4,399    BP shareholders                                  20,845     22,000
       ===============================                                                     =================

                                       RC profit from continuing operations
                                       attributable
      3,895        3,867        2,972    to BP shareholders                               17,287     22,278
          -            -            -  RC profit (loss) from Innovene operations               -        (25)
       -------------------------------                                                     -----------------
      3,895        3,867        2,972  Replacement cost profit                            17,287     22,253
       ===============================                                                     =================


(a)Replacement cost profit reflects the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses. BP uses this measure to assist investors to assess BP's performance from period to period. Replacement cost profit is not a recognized GAAP measure.

(b)See further detail in Note 2.


                      Results include Non-operating Items
                         ------------------------------
    Fourth       Third        Fourth
   Quarter     Quarter       Quarter                                                          Year
      2006        2007          2007  $ million                                            2007      2006
     ================================                                                      ===============

      (177)         22          (616) Exploration and Production                            553     2,382
       (53)       (344)       (1,146) Refining and Marketing                               (952)     (384)
       215          (8)          (62) Gas, Power and Renewables                             (97)      181
      (188)       (205)          (63) Other businesses and corporate                       (227)      (75)
     --------------------------------                                                      ---------------
      (203)       (535)       (1,887)                                                      (723)    2,104
        51         189           857  Taxation(a)                                           451      (851)
     --------------------------------                                                      ---------------
      (152)       (346)       (1,030) Continuing operations                                (272)    1,253
     --------------------------------                                                      ---------------

         -           -             -  Innovene operations                                     -      (184)
         -           -             -  Taxation                                                -        (7)
     --------------------------------                                                      ---------------
      (152)       (346)       (1,030) Total for all operations                             (272)    1,062
     ================================                                                      ===============



An analysis of non-operating items by type is provided on page 21.



(a)Tax on non-operating items is calculated using the quarter's effective tax rate on replacement cost profit from continuing operations.


                               Per Share Amounts

                                ----------------

     Fourth        Third       Fourth
    Quarter      Quarter      Quarter                                                     Year
       2006         2007         2007                                                  2007         2006
      ================================                                             ======================
                                       Results for the period ($m)
      2,880        4,406        4,399  Profit(a)                                     20,845       22,000
      3,895        3,867        2,972  Replacement cost profit                       17,287       22,253
      --------------------------------                                             ----------------------

                                       Shares in issue at period end
 19,510,496   19,019,579   18,922,786    (thousand)(b)                           18,922,786   19,510,496
  3,251,749    3,169,930    3,153,798  -  ADS equivalent (thousand)(b)            3,153,798    3,251,749
                                       Average number of shares outstanding
 19,610,871   19,061,853   18,979,138    (thousand)(b)                           19,163,389   20,027,527
  3,268,479    3,176,976    3,163,190  -  ADS equivalent (thousand)(b)            3,193,898    3,337,921
                                       Shares repurchased in the period
    310,385      128,253      121,175    (thousand)                                 663,150    1,334,363

                                       Per ordinary share (cents)
      15.04        23.18        23.15  Profit for the period                         108.76       109.84
      20.08        20.34        15.69  RC profit for the period                       90.20       111.10

                                       Per ADS (cents)
      90.24       139.08       138.90  Profit for the period                         652.56       659.04
     120.48       122.04        94.14  RC profit for the period                      541.20       666.60
      --------------------------------                                             ----------------------



(a)Profit attributable to BP shareholders.

(b)Excludes treasury shares.





                                   Dividends
                                   ---------

Dividends Payable

BP today announced a dividend of 13.525 cents per ordinary share to be paid in March. Holders of ordinary shares will receive 6.813 pence per share and holders of American Depository Receipts (ADRs) $0.8115 per ADS. The dividend is payable on 10 March to shareholders on the register on 22 February. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 10 March.

Dividends Paid
      Fourth       Third        Fourth
     Quarter     Quarter       Quarter                                                      Year
        2006        2007          2007                                                  2007         2006
       ================================                                              =====================
                                        Dividends paid per ordinary share
       9.825      10.825        10.825      Cents                                     42.300       38.400
       5.241       5.278         5.308      Pence                                     20.995       21.104
       58.95       64.95         64.95  Dividends paid per ADS (cents)                253.80       230.40
       ================================                                              =====================


                  Net Debt Ratio - Net Debt: Net Debt + Equity
                      -----------------------------------

      Fourth       Third        Fourth
     Quarter     Quarter       Quarter                                                      Year
        2006        2007          2007  $ million                                       2007         2006
       ================================                                              =====================
      24,010      25,245        31,045  Gross debt                                    31,045       24,010
       2,590       2,410         3,562  Cash and cash equivalents                      3,562        2,590
       --------------------------------                                              ---------------------
      21,420      22,835        27,483  Net debt                                      27,483       21,420
       ================================                                              =====================
      85,465      91,494        94,652  Equity                                        94,652       85,465
          20%         20%           23% Net debt ratio                                    23%          20%
       ================================                                              =====================


                           Exploration and Production
                             ----------------------

      Fourth       Third        Fourth
     Quarter     Quarter       Quarter                                                       Year
        2006        2007          2007  $ million                                         2007      2006
       ================================                                                 =================

       5,057       6,347         7,643  Profit before interest and tax(a)               26,938    29,629
           6          (4)            5  Inventory holding (gains) losses                   (11)       18
       --------------------------------                                                 -----------------
                                        Replacement cost profit before interest
       5,063       6,343         7,648    and tax                                       26,927    29,647
       ================================                                                 =================

                                        By region:
       1,534         703           816  UK                                               3,694     5,839
         249         221           262  Rest of Europe                                   1,386     1,209
         952       1,843         2,213  US                                               7,746     9,344
       2,328       3,576         4,357  Rest of World                                   14,101    13,255
       --------------------------------                                                 -----------------
       5,063       6,343         7,648                                                  26,927    29,647
       ================================                                                 =================

                                        Results include:
                                        Non-operating items
         289          33          (538) UK                                                (173)      821
         (13)          7            (3) Rest of Europe                                     535        43
        (269)        (15)          222  US                                                 376     1,758
        (184)         (3)         (297) Rest of World                                     (185)     (240)
       --------------------------------                                                 -----------------
        (177)         22          (616)                                                    553     2,382
       ================================                                                 =================

                                        Exploration expense
           6           2            17  UK                                                  46        20
           -           -             -  Rest of Europe                                       -         -
         324          60            61  US                                                 252       633
          78         182           123  Rest of World                                      458       392
       --------------------------------                                                 -----------------
         408         244           201                                                     756      1,045
       ================================                                                 =================

                                        Production (net of royalties)(b)
                                        Liquids (mb/d) (net of royalties)(c)
         239         151           199  UK                                                 201       253
          57          52            50  Rest of Europe                                      51        61
         533         475           523  US                                                 514       547
       1,587       1,614         1,697  Rest of World                                    1,648     1,614
       --------------------------------                                                 -----------------
       2,416       2,292         2,469                                                   2,414     2,475
       ================================                                                 =================

                                        Natural gas (mmcf/d) (net of royalties)
         888         582           853  UK                                                 768       936
          90          26            26  Rest of Europe                                      29        92
       2,196       2,186         2,183  US                                               2,174     2,376
       5,082       5,085         5,275  Rest of World                                    5,172     5,013
       --------------------------------                                                 -----------------
       8,256       7,879         8,337                                                   8,143     8,417
       ================================                                                 =================

                                        Total hydrocarbons (mboe/d)(d)
         392         251           346  UK                                                 333       414
          73          57            55  Rest of Europe                                      56        77
         912         851           900  US                                                 888       957
       2,463       2,492         2,606  Rest of World                                    2,541     2,478
       --------------------------------                                                 -----------------
       3,840       3,651         3,907                                                   3,818     3,926
       ================================                                                 =================

                                        Average realizations(e)
       54.13       71.12         82.72  Total liquids ($/bbl)                            67.45     59.23
        4.38        3.93          4.83  Natural gas ($/mcf)                               4.53      4.72
       40.13       46.36         56.03  Total hydrocarbons ($/boe)                       47.18     43.60
       ================================                                                 =================


(a)Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b)Includes BP's share of production of equity-accounted entities.

(c)Crude oil and natural gas liquids.

(d)Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(e)Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.

(f)Because of rounding, some totals may not agree exactly with the sum of their component parts.


                           Exploration and Production
                             ----------------------

The replacement cost profit before interest and tax for the fourth quarter was $7,648 million, an increase of 51% over the fourth quarter of 2006. This result benefited from higher reported volumes, higher overall realizations and the favourable effect of lagged tax reference prices in TNK-BP, partially offset by higher costs reflecting the impacts of sector-specific inflation, project start-up costs and higher depreciation charges. Additionally, the fourth-quarter result was impacted by the retroactive effect of increased production taxes in Alaska, which were effective mid-year. The net non-operating charge for the quarter was $616 million and included fair value losses of $430 million on embedded derivatives related to North Sea gas contracts as well as restructuring costs. The fourth quarter of 2006 included a net charge of $177 million.

The replacement cost profit before interest and tax of $26,927 million for the full year represented a decrease of 9% on the previous year. This result benefited from higher liquids realizations and the favourable effect of lagged tax reference prices in TNK-BP, but was impacted by lower gas realizations, lower reported volumes, higher production taxes and higher costs reflecting the impacts of sector-specific inflation, increased integrity spend and higher depreciation charges. Additionally, the full-year result was lower due to the absence of disposal gains in equity-accounted entities in 2006, primarily the $892 million gain on TNK-BP's disposal of the Udmurtneft assets. The full-year result included a net non-operating gain of $553 million compared with a $2,382 million gain in 2006.

Reported production for the fourth quarter was 3,907mboe/d, 2% higher than in the fourth quarter of 2006. After adjusting for the effect of acquisitions and disposals and the impact of lower entitlement in our production-sharing agreements (PSAs), production was 3% higher than in the fourth quarter of 2006. Reported production of 3,818mboe/d for the full year was 3% lower than in 2006 on a reported basis and was flat after adjusting for the effects of acquisitions, disposals and lower PSA entitlements.

During the fourth quarter, we started production at five BP-operated major projects: Mango and Cashima in Trinidad, Atlantis and King Subsea Pump in the Gulf of Mexico and Greater Plutonio in Angola. Additionally, we had first production from the Denise field in Egypt, where BP holds a 50% interest and, shortly after the end of the quarter, we also had first production from the Mondo field within the Kizomba C development in Angola, where BP holds a 26.67% interest.

Furthermore, we had further exploration success in Azerbaijan with the Shah Deniz SDX-04 discovery, in Angola with the Portia discovery and in Egypt with the Satis and Taurus Deep discoveries.

In December, we announced an agreement with Husky Energy Inc. to create an integrated North American oil sands business, by means of two separate joint ventures. In one, BP will take a 50% interest in Husky Energy's Sunrise field in Alberta, Canada, while in the other, Husky will take a 50% interest in BP's Toledo refinery.

Also in December, the Libyan General People's Committee ratified the exploration and production agreement between BP and Libya's National Oil Company, which we announced in May of 2007.

During 2007, we extended our track record in achieving reported reserves replacement of more than 100%, excluding acquisitions and disposals, in spite of significant PSA effects associated with high oil prices.

                             Refining and Marketing
                              -------------------

   Fourth        Third       Fourth
  Quarter      Quarter      Quarter                                                         Year
     2006         2007         2007  $ million                                           2007       2006
     ===============================                                                   ==================

     (706)         936           26  Profit before interest and tax(a)                  6,072      5,041
    1,018         (560)      (1,363) Inventory holding (gains) losses                  (3,455)       242
     -------------------------------                                                   ------------------
                                     Replacement cost profit before
      312          376       (1,337)   interest and tax                                 2,617      5,283
     ===============================                                                   ==================
                                     By region:
      190           22          122  UK                                                 1,097        351
      336          492          278  Rest of Europe                                     1,652      2,249
     (421)        (527)      (1,811) US                                                (1,252)     1,353
      207          389           74  Rest of World                                      1,120      1,330
     -------------------------------                                                   ------------------
      312          376       (1,337)                                                    2,617      5,283
     ===============================                                                   ==================
                                     Results include:
                                     Non-operating items
       23           (4)         (10) UK                                                   667         15
      (89)         (16)         (56) Rest of Europe                                      (128)        93
       25         (316)        (977) US                                                (1,181)      (589)
      (12)          (8)        (103) Rest of World                                       (310)        97
     -------------------------------                                                   ------------------
      (53)        (344)      (1,146)                                                     (952)      (384)
     ===============================                                                   ==================
                                     Refinery throughputs (mb/d)
      188            -            -  UK                                                    67        165
      660          735          689  Rest of Europe                                       691        648
    1,052        1,109          996  US                                                 1,064      1,110
      294          304          313  Rest of World                                        305        275
     -------------------------------                                                   ------------------
    2,194        2,148        1,998  Total throughput                                   2,127      2,198
     ===============================                                                   ==================
     81.6         83.4         84.0  Refining availability (%)(b)                        82.9       82.5
     ===============================                                                   ==================
                                     Oil sales volumes (mb/d)
                                     Refined products
      354          350          328  UK                                                   339        356
    1,368        1,329        1,330  Rest of Europe                                     1,294      1,340
    1,541        1,535        1,455  US                                                 1,533      1,595
      601          641          680  Rest of World                                        640        581
     -------------------------------                                                   ------------------
    3,864        3,855        3,793  Total marketing sales                              3,806      3,872
    1,920        1,687        1,696  Trading/supply sales                               1,818      1,929
     -------------------------------                                                   ------------------
    5,784        5,542        5,489  Total refined product sales                        5,624      5,801
    1,959        1,709        1,659  Crude oil                                          1,885      2,110
     -------------------------------                                                   ------------------
    7,743        7,251        7,148  Total oil sales                                    7,509      7,911
     ===============================                                                   ==================
                                     Global Indicator Refining Margin ($/bbl)(c)
     2.49         3.82         4.84  NWE                                                 4.99       3.92
     7.92        12.58         6.82  USGC                                               13.48      12.00
     5.42        14.31         3.39  Midwest                                            12.81       9.14
    14.59         6.90         8.49  USWC                                               15.05      14.84
     2.95         4.52         5.80  Singapore                                           5.29       4.22
     6.30         8.05         5.68  BP Average                                          9.94       8.39
     ===============================                                                   ==================
                                     Chemicals production (kte)
      159          237          228  UK                                                   967        990
      797          587          660  Rest of Europe                                     2,650      3,156
      976        1,117        1,088  US                                                 4,328      3,464
    1,357        1,569        1,497  Rest of World                                      6,083      6,454
     -------------------------------                                                   ------------------
    3,289        3,510        3,473  Total production                                  14,028     14,064
     ===============================                                                   ==================


(a)Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b)Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available. During 2006 and 2007, there was planned maintenance of a substantial part of the Texas City refinery.

(c)The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.


                             Refining and Marketing
                              -------------------

The replacement cost result before interest and tax was a loss of $1,337 million for the fourth quarter of 2007 and was a profit of $2,617 million for the full year. This compares with a replacement cost profit before interest and tax for the fourth quarter and full year of 2006 of $312 million and $5,283 million respectively. The fourth-quarter result included a net non-operating charge of $1,146 million, primarily reflecting impairment charges associated with our exit from the operated Convenience Retail channel in the US, restructuring costs, and a reassessment of certain provisions. The full-year result included a charge of $952 million for non-operating items compared with a charge of $384 million in 2006.

Compared with a year ago, the fourth-quarter result reflected a lower refining margin environment, higher refining outages and costs, including those associated with the repair and recommissioning activities at our Texas City and Whiting US refineries, and a lower contribution from supply optimization. The quarter's result also reflected the impact of a major scheduled turnaround at the Toledo refinery. In addition, the charge for non-operating items was significantly higher than a year ago. These factors were partially offset by the effects of continued strong performance from a number of our marketing businesses. The refining outages outlined above, and the majority of the non-operating charges, related to our operations in the US, leading to the fourth-quarter loss of $1,811 million in the US (which included non-operating charges of $977 million). This compares with a loss of $421 million a year ago, which included a non-operating gain of $25 million.

The average refining Global Indicator Margin (GIM) and BP's actual refining margin for the fourth quarter were both lower than those in the fourth quarter of 2006, mainly due to improved product stock levels and rising crude prices, most notably in the US.

During 2007, the segment continued to focus on the restoration of operations at the Texas City refinery and on investments in integrity management throughout our refining portfolio. We have also focused on the repair and recommissioning of the Whiting refinery following the operational issues in March 2007. In many parts of the refining portfolio and the other market-facing businesses, we delivered high reliability and improved results versus 2006. However for the full year, compared with 2006, the impact of the outages and recommissioning costs at the Texas City and Whiting refineries, cost inflation, lower results from supply optimization and higher charges in respect of non-operating items more than offset increased margins in both refining and marketing.

Refining throughputs were 1,998mb/d for the quarter, 196mb/d lower than the fourth quarter of 2006. The reduction was mainly due to the effects of the Coryton refinery disposal, major scheduled turnarounds at the Rotterdam and Toledo refineries, as well as the outage at the Whiting refinery; this was partially offset by improvements in the remainder of the refining portfolio. For the full year, throughputs were 2,127mb/d, 71mb/d lower than in 2006. Refining availability for the quarter and full year was 84.0% and 82.9% respectively, higher than in the corresponding periods of 2006, reflecting the ongoing progress towards Texas City recommissioning.

Marketing volumes were 3,793mb/d in the fourth quarter and 3,806mb/d for the full year, slightly lower than in the equivalent periods last year, reflecting reduced industry demand in Europe and supply disruptions caused by the outage at the Whiting refinery.

By the end of 2007, the Whiting refinery had recommenced sour crude processing and available distillation capacity exceeded 300,000bpd, in line with prior guidance. At Texas City, we have successfully recommissioned the three desulphurisation and upgrading units necessary to allow restart of the remaining crude distillation capacity. The final sour crude unit is mechanically complete and is expected to be fully operational during the first quarter. By mid-2008, we expect most of the economic capability at the Texas City refinery to have been restored.

On 15 November 2007, BP announced that it would sell all of its company-owned and company-operated convenience sites in the US. The majority of sites will be sold to franchisees with the remaining sites sold to dealers and large distributors (jobbers).

On 5 December 2007, BP announced it had agreed to create an integrated North American oil sands business with Husky Energy Inc., by means of two separate joint ventures, one associated with BP's Toledo refinery.

In mid-January 2008, BP and Sinopec signed a memorandum of understanding to add a new 650,000 tonnes per annum acetic acid plant at their YARACO joint venture in Chongqing, upstream Yangtze River, south-west China. This world-scale acetic acid plant, using BP's leading Cativa(R) technology, is expected to come onstream in 2011.

                           Gas, Power and Renewables
                            -----------------------

    Fourth       Third      Fourth
   Quarter     Quarter     Quarter                                                            Year
      2006        2007        2007  $ million                                             2007       2006
      =============================                                                       ================
       468         (71)        304  Profit before interest and tax(a)                      674      1,321
         2          14         (85) Inventory holding (gains) losses                      (116)        55
      -----------------------------                                                       ----------------
                                    Replacement cost profit (loss) before interest
       470         (57)        219    and tax                                              558      1,376
      =============================                                                       ================
                                    By region:
       147         (85)       (103) UK                                                    (178)       217
       143         (37)        (14) Rest of Europe                                         (52)       123
       114         (23)         23  US                                                     128        692
        66          88         313  Rest of World                                          660        344
      -----------------------------                                                       ----------------
       470         (57)        219                                                         558      1,376
      =============================                                                       ================
                                    Results include:
                                    Non-operating items
        56         (12)        (31) UK                                                     (74)        88
       189           -         (26) Rest of Europe                                         (26)       189
         -           4          (5) US                                                       1          4
       (30)          -           -  Rest of World                                            2       (100)
      -----------------------------                                                       ----------------
       215          (8)        (62)                                                        (97)       181
      =============================                                                       ================


(a)Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.


The replacement cost profit before interest and tax for the fourth quarter and full year was $219 million and $558 million respectively, compared with $470 million and $1,376 million a year ago. The net non-operating charge for the fourth quarter was $62 million, comprising net fair value losses on embedded derivatives, a provision for restructuring costs, a charge for the impairment of a solar asset and a net disposal gain. The corresponding quarter of 2006 included a net non-operating gain of $215 million. For the full year, the net charge for non-operating items was $97 million compared with a net gain of $181 million in 2006.

The fourth-quarter result was lower than the same period in 2006 primarily due to the change in non-operating items, described above, and lower contributions from the marketing and trading business, partly offset by better NGL operating performance. The full-year result was also lower than in 2006 reflecting a net charge for non-operating items (compared with a net gain last year) and lower marketing and trading contributions, partly offset by improved NGL performance.

In the fourth quarter of 2007, Alternative Energy commenced full commercial operations at the 300MW Cedar Creek project in Colorado, US and at the 40MW Dhule project in India.

Information on fair value accounting effects is set out on page 10.


                         Other Businesses and Corporate
                           --------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                               Year
    2006      2007      2007  $ million                                                 2007       2006
    =========================                                                          =================

    (265)     (462)     (389) Profit (loss) before interest and tax(a)                (1,128)      (885)
     (11)       11        16  Inventory holding (gains) losses                            24        (62)
    -------------------------                                                          -----------------
                              Replacement cost profit (loss) before
    (276)     (451)     (373)   interest and tax                                      (1,104)      (947)
    =========================                                                          =================

                              By region:
     280       124       (63) UK                                                         (10)      (268)
     (97)      (77)       23  Rest of Europe                                             (35)      (137)
    (319)     (359)     (316) US                                                        (901)      (425)
    (140)     (139)      (17) Rest of World                                             (158)      (117)
    -------------------------                                                          -----------------
    (276)     (451)     (373)                                                         (1,104)      (947)
    =========================                                                          =================
                              Results include:
                              Non-operating items
      13         1       (26) UK                                                         (25)       (12)
      (2)      (11)       24  Rest of Europe                                              41         (5)
    (199)     (199)      (61) US                                                        (247)       (75)
       -         4         -  Rest of World                                                4         17
    -------------------------                                                          -----------------
    (188)     (205)      (63)                                                           (227)       (75)
    =========================                                                          =================



(a)Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.


Other businesses and corporate comprises Treasury (previously referred to as Finance), the group's aluminium asset, interest income and costs relating to corporate activities. The fourth quarter's result included a net charge of $63 million in respect of non-operating items, compared with a net charge of $188 million a year ago.


                  Information on fair value accounting effects
                      -----------------------------------

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

The Gas, Power and Renewables business enters into contracts for pipelines and storage capacity which, under IFRS, are recorded on an accruals basis. These contracts are risk managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference by comparing the IFRS result with management's internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management's internal measure of performance, are shown in the table below. Information for all quarters of 2005, 2006 and 2007 can be found at www.bp.com/ FVAE.


  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                               Year
    2006      2007      2007  $ million                                                 2007       2006
    =========================                                                          =================
                              Refining and Marketing
                              Unrecognized gains (losses) brought forward from
    (252)      274       367    previous period                                           72        283
     (72)     (367)     (429) Unrecognized (gains) losses carried forward               (429)       (72)
    -------------------------                                                          -----------------
                              Favourable/(unfavourable) impact relative to
    (324)      (93)      (62)   management's measure of performance                     (357)       211
    =========================                                                          =================

                              Gas, Power and Renewables
                              Unrecognized gains (losses) brought forward from
     399       198       234    previous period                                          155        123
    (155)     (234)     (107) Unrecognized (gains) losses carried forward               (107)      (155)
    -------------------------                                                          -----------------
                              Favourable/(unfavourable) impact relative to
     244       (36)      127    management's measure of performance                       48        (32)
    =========================                                                          =================
     (80)     (129)       65                                                            (309)       179
      20        46       (29) Taxation(a)                                                105        (96)
    -------------------------                                                          -----------------
     (60)      (83)       36                                                            (204)        83
    =========================                                                          =================
                              By region
                              Refining and Marketing
     (27)       45         1  UK                                                         (52)       109
     (60)        2         5  Rest of Europe                                            (110)       101
    (231)     (142)      (32) US                                                        (165)        13
      (6)        2       (36) Rest of World                                              (30)       (12)
    -------------------------                                                          -----------------
    (324)      (93)      (62)                                                           (357)       211
    =========================                                                          =================

                              Gas, Power and Renewables
      75       (22)      (11) UK                                                           1         63
       -         -         -  Rest of Europe                                               -          -
     191       (19)       19  US                                                         (77)       (59)
     (22)        5       119  Rest of World                                              124        (36)
    -------------------------                                                          -----------------
     244       (36)      127                                                              48        (32)
    =========================                                                          =================


(a)Tax is calculated using the quarter's effective tax rate on replacement cost profit from continuing operations.


Cautionary Statement: The foregoing discussion contains forward looking statements particularly those regarding refining production and capacity, disposals, intended expansion and new production capability. By their nature, forward looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; operational problems; general economic conditions (including inflation); political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and quotas; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2006 and our 2006 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.


                             Group Income Statement

                              --------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
  61,946    71,334    79,852  Sales and other operating revenues (Note 3)             284,365   265,906
                              Earnings from jointly controlled entities - after
     284       900       992    interest and tax                                        3,135     3,553
     125       204       157  Earnings from associates - after interest and tax           697       442
     177       172       221  Interest and other revenues                                 754       701
    -------------------------                                                          -----------------
  62,532    72,610    81,222  Total revenues                                          288,951   270,602
     300       228       270  Gain on sale of businesses and fixed assets               2,487     3,714
    -------------------------                                                          -----------------
  62,832    72,838    81,492  Total revenues and other income                         291,438   274,316

  44,506    51,810    56,313  Purchases                                               200,766   187,183
   6,425     6,297     7,590  Production and manufacturing expenses                    25,915    23,793
     632       921     1,518  Production and similar taxes (Note 4)                     4,013     3,621
   2,441     2,505     3,020  Depreciation, depletion and amortization                 10,579     9,128
                              Impairment and losses on sale of businesses and
      60       129       872    fixed assets                                            1,679       549
     408       244       201  Exploration expense                                         756     1,045
   4,205     4,137     4,212  Distribution and administration expenses                 15,371    14,447
    (296)      (14)      459  Fair value (gain) loss on embedded derivatives                7      (608)
    -------------------------                                                          -----------------
                              Profit before interest and taxation from
   4,451     6,809     7,307    continuing operations                                  32,352    35,158
     205       262       333  Finance costs (Note 5)                                    1,110       718
     (56)      (89)      (91) Other finance income (Note 6)                              (369)     (202)
    -------------------------                                                          -----------------
   4,302     6,636     7,065  Profit before taxation from continuing operations        31,611    34,642
                              Taxation (includes overseas taxation for the year
   1,347     2,158     2,561    of $8,159 million, 2006 $9,174 million)                10,442    12,331
    -------------------------                                                          -----------------
   2,955     4,478     4,504  Profit from continuing operations                        21,169    22,311
       -         -         -  Profit (loss) from Innovene operations (Note 2)               -       (25)
    -------------------------                                                          -----------------
   2,955     4,478     4,504  Profit for the period                                    21,169    22,286
    =========================                                                          =================
                              Attributable to:
   2,880     4,406     4,399  BP shareholders                                          20,845    22,000
      75        72       105  Minority interest                                           324       286
    -------------------------                                                          -----------------
   2,955     4,478     4,504                                                           21,169    22,286
    =========================                                                          =================
                              Earnings per share - cents
                              Profit for the period attributable to BP shareholders
   15.04     23.18     23.15  Basic                                                    108.76    109.84
   14.88     23.07     22.65  Diluted                                                  107.84    109.00
                              Profit from continuing operations attributable to
                                BP shareholders
   15.04     23.18     23.15  Basic                                                    108.76    109.97
   14.88     23.07     22.65  Diluted                                                  107.84    109.12




                              Group Balance Sheet

                               -----------------

                                                                             31 December     31 December
                                                                                    2007            2006
                                                                              ===========================
                                                                                    $ million
Non-current assets
Property, plant and equipment                                                     97,989          90,999
Goodwill                                                                          11,006          10,780
Intangible assets                                                                  6,652           5,246
Investments in jointly controlled entities                                        18,113          15,074
Investments in associates                                                          4,579           5,975
Other investments                                                                  1,830           1,697
                                                                              ---------------------------
Fixed assets                                                                     140,169         129,771
Loans                                                                                999             817
Other receivables                                                                    968             862
Derivative financial instruments                                                   3,741           3,025
Prepayments and accrued income                                                     1,083           1,034
Defined benefit pension plan surplus                                               8,914           6,753
                                                                              ---------------------------
                                                                                 155,874         142,262
                                                                              ---------------------------
Current assets
Loans                                                                                165             141
Inventories                                                                       26,554          18,915
Trade and other receivables                                                       38,020          38,692
Derivative financial instruments                                                   6,321          10,373
Prepayments and accrued income                                                     3,589           3,006
Current tax receivable                                                               705             544
Cash and cash equivalents                                                          3,562           2,590
                                                                              ---------------------------
                                                                                  78,916          74,261
Assets classified as held for sale                                                 1,286           1,078
                                                                              ---------------------------
                                                                                  80,202          75,339
                                                                              ---------------------------
Total assets                                                                     236,076         217,601
                                                                              ===========================
Current liabilities
Trade and other payables                                                          43,152          42,236
Derivative financial instruments                                                   6,405           9,424
Accruals and deferred income                                                       6,640           6,147
Finance debt                                                                      15,394          12,924
Current tax payable                                                                3,282           2,635
Provisions                                                                         2,195           1,932
                                                                              ---------------------------
                                                                                  77,068          75,298
Liabilities directly associated with the assets classified as held for               163              54
sale
                                                                              ---------------------------
                                                                                  77,231          75,352
                                                                              ---------------------------
Non-current liabilities
Other payables                                                                     1,251           1,430
Derivative financial instruments                                                   5,002           4,203
Accruals and deferred income                                                         959             961
Finance debt                                                                      15,651          11,086
Deferred tax liabilities                                                          19,215          18,116
Provisions                                                                        12,900          11,712
Defined benefit pension plan and other
  post-retirement benefit plan deficits                                            9,215           9,276
                                                                              ---------------------------
                                                                                  64,193          56,784
                                                                              ---------------------------
Total liabilities                                                                141,424         132,136
                                                                              ---------------------------
Net assets                                                                        94,652          85,465
                                                                              ===========================
Equity
BP shareholders' equity                                                           93,690          84,624
Minority interest                                                                    962             841
                                                                              ---------------------------
                                                                                  94,652          85,465
                                                                              ===========================




                Group Statement of Recognized Income and Expense

                   ------------------------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
   1,032       788       304  Currency translation differences                          1,887     2,025
                              Exchange gain on translation of foreign operations
                                transferred to gain on sale of businesses and fixed
       -         -         -    assets                                                   (147)        -
                              Actuarial gain relating to pensions and other
   2,615         -     1,717    post-retirement benefits                                1,717     2,615
     264        78       225  Available-for-sale investments marked to market             200       561
                              Available-for-sale investments - recycled to the
    (269)      (91)        -    income statement                                          (91)     (695)
     141       139       (25) Cash flow hedges marked to market                           155       413
    (143)       (5)       12  Cash flow hedges - recycled to the income statement         (74)      (93)
     (11)       (2)      (31) Cash flow hedges - recycled to the balance sheet            (40)       (6)
    (814)       90      (181) Taxation                                                    (63)     (934)
    -------------------------                                                          -----------------
   2,815       997     2,021  Net income recognized directly in equity                  3,544     3,886
   2,955     4,478     4,504  Profit for the period                                    21,169    22,286
    -------------------------                                                          -----------------
                              Total recognized income and expense relating to
   5,770     5,475     6,525    the period                                             24,713    26,172
    =========================                                                          =================
                              Attributable to:
   5,646     5,372     6,448    BP shareholders                                        24,365    25,837
     124       103        77    Minority interest                                         348       335
    -------------------------                                                          -----------------
   5,770     5,475     6,525                                                           24,713    26,172
    =========================                                                          =================





                      Movement in BP Shareholders' Equity

                         ------------------------------

                                                                                                   $ million
Movement in BP shareholders' equity
At 31 December 2006                                                                                   84,624
Profit for the period                                                                                 20,845
Distribution to shareholders                                                                          (8,106)
Currency translation differences (net of tax)                                                          2,002
Exchange gain on translation of foreign operations
  transferred to gain on sale (net of tax)                                                              (147)
Share-based payments (net of tax)                                                                      1,017
Repurchase of ordinary share capital                                                                  (7,997)
Available-for-sale investments (net of tax)                                                               95
Cash flow hedges (net of tax)                                                                             67
Actuarial gain on pension and other post-retirement benefit plans (net of tax)                         1,290
                                                                                                    ---------
At 31 December 2007                                                                                   93,690
                                                                                                    =========




                           Group Cash Flow Statement

                             ----------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              Operating activities
   4,302     6,636     7,065  Profit before taxation from continuing operations        31,611    34,642
                              Adjustments to reconcile profit before taxation to net
                                cash provided by operating activities
     265       146        86  Exploration expenditure written off                         347       624
   2,441     2,505     3,020  Depreciation, depletion and amortization                 10,579     9,128
                              Impairment and (gain) loss on sale of businesses
    (240)      (99)      602    and fixed assets                                         (808)   (3,165)
    (409)   (1,104)   (1,149) Earnings from jointly controlled entities and            (3,832)   (3,995)
                              associates
                              Dividends received from jointly controlled entities
     809     1,060       371    and associates                                          2,473     4,495
  (2,198)   (2,788)   (5,706) Working capital and other movements                     (15,661)  (13,557)
    -------------------------                                                          -----------------
   4,970     6,356     4,289  Net cash provided by operating activities(a)             24,709    28,172
    -------------------------                                                          -----------------
                              Investing activities
  (4,473)   (4,336)   (5,515) Capital expenditure                                     (17,830)  (15,125)
    (127)      (27)        -  Acquisitions, net of cash acquired                       (1,225)     (229)
     (11)     (122)     (285) Investment in jointly controlled entities                  (428)      (37)
    (103)      (37)      (41) Investment in associates                                   (187)     (570)
     918       211       392  Proceeds from disposal of fixed assets                    1,749     5,963
                              Proceeds from disposal of businesses, net of cash
    (100)        -         5    disposed                                                2,518       291
      26        45        69  Proceeds from loan repayments                               192       189
       -         -         -  Other                                                       374         -
    -------------------------                                                          -----------------
  (3,870)   (4,266)   (5,375) Net cash used in investing activities                   (14,837)   (9,518)
    -------------------------                                                          -----------------
                              Financing activities
  (3,449)   (1,441)   (1,352) Net repurchase of shares                                 (7,113)  (15,151)
   2,215       107     5,131  Proceeds from long-term financing                         8,109     3,831
  (1,874)     (369)   (1,596) Repayments of long-term financing                        (3,192)   (3,655)
   3,348     1,426     2,125  Net increase (decrease) in short-term debt                1,494     3,873
  (1,927)   (2,066)   (2,056) Dividends paid -   BP shareholders                       (8,106)   (7,686)
     (72)      (24)      (68)                             -   Minority interest          (227)     (283)
    -------------------------                                                          -----------------
  (1,759)   (2,367)    2,184  Net cash used in financing activities                    (9,035)  (19,071)
    -------------------------                                                          -----------------
                              Currency translation differences relating to cash
      50        44        54    and cash equivalents                                      135        47
    -------------------------                                                          -----------------
    (609)     (233)    1,152  Increase (decrease) in cash and cash equivalents            972      (370)
   3,199     2,643     2,410  Cash and cash equivalents at beginning of period          2,590     2,960
    -------------------------                                                          -----------------
   2,590     2,410     3,562  Cash and cash equivalents at end of period                3,562     2,590
    =========================                                                          =================





(a)Net cash provided by operating activities is calculated from the starting point of profit before taxation which includes inventory holding gains and losses. Net cash provided by operating activities also reflects working capital movements including inventories, trade and other receivables and trade and other payables. The carrying value of these working capital items will change for various reasons, including movements in oil, gas and product prices.





                           Group Cash Flow Statement

                             ----------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              Working capital and other movements
     (80)     (154)     (147) Interest receivable                                        (489)     (473)
      89       152       160  Interest received                                           500       500
     205       262       333  Finance costs                                             1,110       718
    (314)     (300)     (395) Interest paid                                            (1,363)   (1,242)
     (56)      (89)      (91) Other finance income                                       (369)     (202)
      77       129       109  Share-based payments                                        420       416
                              Net operating charge for pensions and other
                                post-retirement benefits, less contributions
    (128)      (61)     (225)   and benefit payments for unfunded plans                  (404)     (261)
     446       362       (40) Net charge for provisions, less payments                    (92)      340
     861      (803)   (5,121) (Increase) decrease in inventories                       (7,255)      995
                              (Increase) decrease in other current and non-current
   2,869       956     1,736    assets                                                  5,210     3,596
                              Increase (decrease) in other current and non-current
  (2,476)     (104)      676    liabilities                                            (3,857)   (4,211)
  (3,691)   (3,138)   (2,701) Income taxes paid                                        (9,072)  (13,733)
    -------------------------                                                          -----------------
  (2,198)   (2,788)   (5,706)                                                         (15,661)  (13,557)
    =========================                                                          =================





                      Capital Expenditure and Acquisitions

                         -----------------------------


  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              By business

                              Exploration and Production
     309       276       301  UK                                                          993       955
      49       122       144  Rest of Europe                                              461       244
   1,234     1,133     1,216  US                                                        4,852     4,605
   1,905     1,710     2,378  Rest of World(a)                                          7,600     7,314
    -------------------------                                                          -----------------
   3,497     3,241     4,039                                                           13,906    13,118
    -------------------------                                                          -----------------
                              Refining and Marketing
     217       137       224  UK                                                          528       428
     395       379       683  Rest of Europe(b)                                         2,538       710
     540       466       758  US                                                        1,873     1,339
     334       155       294  Rest of World                                               647       667
    -------------------------                                                          -----------------
   1,486     1,137     1,959                                                            5,586     3,144
    -------------------------                                                          -----------------
                              Gas, Power and Renewables
      43         6        11  UK                                                           36        67
      18         8        21  Rest of Europe(b)                                            39        37
     268        90       373  US                                                          605       507
      35        34       127  Rest of World                                               194        77
    -------------------------                                                          -----------------
     364       138       532                                                              874       688
    -------------------------                                                          -----------------
                              Other businesses and corporate
      66        22        37  UK                                                          115       137
       -         -         -  Rest of Europe                                                2         -
      21        34        45  US                                                          157       141
       3         -         1  Rest of World                                                 1         3
    -------------------------                                                          -----------------
      90        56        83                                                              275       281
    -------------------------                                                          -----------------
   5,437     4,572     6,613                                                           20,641    17,231
    =========================                                                          =================
                              By geographical area
     635       441       573  UK                                                        1,672     1,587
     462       509       848  Rest of Europe                                            3,040       991
   2,063     1,723     2,392  US                                                        7,487     6,592
   2,277     1,899     2,800  Rest of World                                             8,442     8,061
    -------------------------                                                          -----------------
   5,437     4,572     6,613                                                           20,641    17,231
    =========================                                                          =================
                              Included above:
     205         2         -      Acquisitions and asset exchanges(b)                   1,447       321
    =========================                                                          =================



(a)Full year 2006 included $1 billion for the purchase of shares in Rosneft.

(b)Full year 2007 included $1,132 million for the acquisition of Chevron's Netherlands manufacturing company.



                              Exchange rates
    1.91      2.02      2.05  US dollar/sterling average rate for the period             2.00      1.84
    1.96      2.02      1.99  US dollar/sterling period-end rate                         1.99      1.96
    1.29      1.37      1.45  US dollar/euro average rate for the period                 1.37      1.25
    1.31      1.42      1.47  US dollar/euro period-end rate                             1.47      1.31
    -------------------------                                                          -----------------




                   Analysis of Profit Before Interest and Tax

                       ---------------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              By business

                              Exploration and Production
   1,534       703       816  UK                                                        3,694     5,839
     249       221       262  Rest of Europe                                            1,386     1,209
     948     1,845     2,212  US                                                        7,757     9,327
   2,326     3,578     4,353  Rest of World                                            14,101    13,254
    -------------------------                                                          -----------------
   5,057     6,347      7,643                                                          26,938    29,629
    -------------------------                                                          -----------------
                              Refining and Marketing
      28       (10)      153  UK                                                        1,107        85
     261       623       786  Rest of Europe                                            2,919     2,119
    (951)     (136)   (1,221) US                                                          563     1,468
     (44)      459       308  Rest of World                                             1,483     1,369
    -------------------------                                                          -----------------
    (706)      936        26                                                            6,072     5,041
    -------------------------                                                          -----------------
                              Gas, Power and Renewables
     147       (85)     (103) UK                                                         (178)      217
     144       (37)      (14) Rest of Europe                                              (51)      134
     116       (26)       61  US                                                          183       682
      61        77       360  Rest of World                                               720       288
    -------------------------                                                          -----------------
     468       (71)      304                                                              674     1,321
    -------------------------                                                          -----------------
                              Other businesses and corporate
     280       124       (63) UK                                                          (10)     (268)
     (98)      (78)       22  Rest of Europe                                              (36)     (133)
    (307)     (369)     (331) US                                                         (924)     (367)
    (140)     (139)      (17) Rest of World                                              (158)     (117)
    -------------------------                                                          -----------------
    (265)     (462)     (389)                                                          (1,128)     (885)
    -------------------------                                                          -----------------
   4,554     6,750     7,584                                                           32,556    35,106
    (103)       59      (277) Consolidation adjustment                                   (204)       52
    -------------------------                                                          -----------------
   4,451     6,809     7,307  Total for continuing operations                          32,352    35,158
    -------------------------                                                          -----------------
                              Innovene operations
     (40)        -         -  UK                                                            -      (185)
      25         -         -  Rest of Europe                                                -       (36)
      15         -         -  US                                                            -        16
       -         -         -  Rest of World                                                 -        21
    -------------------------                                                          -----------------
       -         -         -  Total for Innovene operations                                 -      (184)
    -------------------------                                                          -----------------
   4,451     6,809     7,307  Total for period                                         32,352    34,974
    =========================                                                          =================
                              By geographical area
   1,988       731       804  UK                                                        4,613     5,897
     533       718       988  Rest of Europe                                            4,164     3,282
    (289)    1,364       521  US                                                        7,439    11,164
   2,219     3,996     4,994  Rest of World                                            16,136    14,815
    -------------------------                                                          -----------------
   4,451     6,809     7,307  Total for continuing operations                          32,352    35,158
    =========================                                                          =================





                      Analysis of Replacement Cost Profit
                            Before Interest and Tax

                         ------------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              By business

                              Exploration and Production
   1,534       703       816  UK                                                        3,694     5,839
     249       221       262  Rest of Europe                                            1,386     1,209
     952     1,843     2,213  US                                                        7,746     9,344
   2,328     3,576     4,357  Rest of World                                            14,101    13,255
    -------------------------                                                          -----------------
   5,063     6,343     7,648                                                           26,927    29,647
    -------------------------                                                          -----------------
                              Refining and Marketing
     190        22       122  UK                                                        1,097       351
     336       492       278  Rest of Europe                                            1,652     2,249
    (421)     (527)   (1,811) US                                                       (1,252)    1,353
     207       389        74  Rest of World                                             1,120     1,330
    -------------------------                                                          -----------------
     312       376    (1,337)                                                           2,617     5,283
    -------------------------                                                          -----------------
                              Gas, Power and Renewables
     147       (85)     (103) UK                                                         (178)      217
     143       (37)      (14) Rest of Europe                                              (52)      123
     114       (23)       23  US                                                          128       692
      66        88       313  Rest of World                                               660       344
    -------------------------                                                          -----------------
     470       (57)      219                                                              558     1,376
    -------------------------                                                          -----------------
                              Other businesses and corporate
     280       124       (63) UK                                                          (10)     (268)
     (97)      (77)       23  Rest of Europe                                              (35)     (137)
    (319)     (359)     (316) US                                                         (901)     (425)
    (140)     (139)      (17) Rest of World                                              (158)     (117)
    -------------------------                                                          -----------------
    (276)     (451)     (373)                                                          (1,104)     (947)
    -------------------------                                                          -----------------
   5,569     6,211     6,157                                                           28,998    35,359
    (103)       59      (277) Consolidation adjustment                                   (204)       52
    -------------------------                                                          -----------------
   5,466     6,270     5,880  Total for continuing operations                          28,794    35,411
    -------------------------                                                          -----------------
                              Innovene operations
     (40)        -         -  UK                                                            -      (185)
      25         -         -  Rest of Europe                                                -       (36)
      15         -         -  US                                                            -        16
       -         -         -  Rest of World                                                 -        21
    -------------------------                                                          -----------------
       -         -         -  Total for Innovene operations                                 -      (184)
    -------------------------                                                          -----------------
   5,466     6,270     5,880  Total for period                                         28,794    35,227
    =========================                                                          =================
                              By geographical area
   2,150       763       773  UK                                                        4,603     6,163
     609       590       480  Rest of Europe                                            2,897     3,398
     230       983       (91) US                                                        5,581    11,017
   2,477     3,934     4,718  Rest of World                                            15,713    14,833
    -------------------------                                                          -----------------
   5,466     6,270     5,880  Total for continuing operations                          28,794    35,411
    =========================                                                          =================





                        Analysis of Non-operating Items

                           --------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              By business

                              Exploration and Production
                              Impairment and gain (loss) on sale of businesses and
      16         1       148    fixed assets                                              852     2,317
       -       (12)        -  Environmental and other provisions                          (12)      (17)
       -         -      (166) Restructuring, integration and rationalization costs       (166)        -
     240        33      (430) Fair value gain (loss) on embedded derivatives               47       515
    (433)        -      (168) Other                                                      (168)     (433)
    -------------------------                                                          -----------------
    (177)       22      (616)                                                             553     2,382
    -------------------------                                                          -----------------
                              Refining and Marketing
                              Impairment and gain (loss) on sale of businesses and
      51       105      (728)   fixed assets                                              (35)      729
       -      (138)        -  Environmental and other provisions                         (138)      (33)
       -         -      (118) Restructuring, integration and rationalization costs       (118)        -
       -         -         -  Fair value gain (loss) on embedded derivatives                -         -
    (104)     (311)     (300) Other                                                      (661)   (1,080)
    -------------------------                                                          -----------------
     (53)     (344)   (1,146)                                                            (952)     (384)
    -------------------------                                                          -----------------
                              Gas, Power and Renewables
                              Impairment and gain (loss) on sale of businesses and
     159         4       (21)   fixed assets                                              (28)       93
       -         -         -  Environmental and other provisions                            -         -
       -         -       (22) Restructuring, integration and rationalization costs        (22)        -
      56       (12)      (19) Fair value gain (loss) on embedded derivatives              (47)       88
       -         -         -  Other                                                         -         -
    -------------------------                                                          -----------------
     215        (8)      (62)                                                             (97)      181
    -------------------------                                                          -----------------
                              Other businesses and corporate
                              Impairment and gain (loss) on sale of businesses and
      14       (11)       (1)   fixed assets                                               19        26
      (2)      (35)        -  Environmental and other provisions                          (35)       94
       -         -       (32) Restructuring, integration and rationalization costs        (32)        -
       -        (7)      (10) Fair value gain (loss) on embedded derivatives               (7)        5
    (200)     (152)      (20) Other                                                      (172)     (200)
    -------------------------                                                          -----------------
    (188)     (205)      (63)                                                            (227)      (75)
    -------------------------                                                          -----------------

    (203)     (535)   (1,887) Total before taxation for continuing operations            (723)    2,104
      51       189       857  Taxation credit (charge)(a)                                 451      (851)
    -------------------------                                                          -----------------
    (152)     (346)   (1,030) Total after taxation for continuing operations             (272)    1,253
    -------------------------                                                          -----------------
                              Innovene operations
       -         -         -  Total before taxation for Innovene operations(b)              -      (184)
       -         -         -  Taxation credit (charge)                                      -        (7)
    -------------------------                                                          -----------------
       -         -         -  Total after taxation for Innovene operations                  -      (191)
    -------------------------                                                          -----------------
    (152)     (346)   (1,030) Total after taxation for period                            (272)    1,062
    =========================                                                          =================



(a)Tax on non-operating items is calculated using the quarter's effective tax rate on replacement cost profit from continuing operations.

(b)Includes the loss on remeasurement to fair value of $184 million in 2006.




                         Realizations and Marker Prices

                           -------------------------

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                                Year
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================

                              Average realizations(a)
                              Liquids ($/bbl)(b)
   56.18     72.99     88.05  UK                                                        69.17     61.67
   52.11     67.47     78.28  US                                                        64.18     57.25
   54.63     73.56     84.51  Rest of World                                             69.56     59.54
   54.13     71.12     82.72  BP Average                                                67.45     59.23
    =========================                                                          =================
                              Natural gas ($/mcf)
    5.61      4.89      7.83  UK                                                         6.40      6.33
    5.03      4.64      5.41  US                                                         5.43      5.74
    3.70      3.42      3.94  Rest of World                                              3.71      3.70
    4.38      3.93      4.83  BP Average                                                 4.53      4.72
    =========================                                                          =================

                              Average oil marker prices ($/bbl)
   59.60     74.74     88.45  Brent                                                     72.39     65.14
   59.90     75.24     90.47  West Texas Intermediate                                   72.20     66.02
   55.47     76.31     88.65  Alaska North Slope US West Coast                          71.68     63.57
   53.29     69.37     81.38  Mars                                                      66.58     58.90
   56.06     71.98     85.41  Urals (NWE- cif)                                          69.16     61.22
   26.33     41.95     48.98  Russian domestic oil                                      39.81     34.39
    =========================                                                          =================
                              Average natural gas marker prices
    6.56      6.16      6.97  Henry Hub gas price ($/mmbtu)(c)                           6.86      7.24
   29.92     30.58     46.70  UK Gas - National Balancing Point (p/therm)               29.95     42.19
    =========================                                                          =================



(a)Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.

(b)Crude oil and natural gas liquids.

(c)Henry Hub First of the Month Index.





                                     Notes

                                     -----



1.             Basis of preparation



BP prepares its Annual Report and Accounts in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted for use by the European Union (EU). IFRS as adopted for use by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group's consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies that will be used in preparing the Annual Report and Accounts 2007 which do not differ significantly from those used for the Annual Report and Accounts 2006.





2.             Sale of Olefins and Derivatives business



                The sale of Innovene, BP's olefins, derivatives and refining group, to INEOS, was completed on 16 December 2005. The year ended 31 December 2006 includes a loss on remeasurement to fair value of $184 million.



   Fourth      Third     Fourth
  Quarter    Quarter    Quarter                                                              Year
     2006       2007       2007                                                           2007      2006
       =========================                                                        =================
           $ million                                                                       $ million
                                 Loss recognized on the remeasurement to
        -          -          -    fair value                                                -      (184)
                                 Taxation
        -          -          -       Related to profit before tax                           -       166
        -          -          -       Related to remeasurement to fair value                 -        (7)
       -------------------------                                                        -----------------
        -          -          -  Profit (loss) from Innovene operations                      -       (25)
       =========================                                                        =================
                                 Earnings (loss) per share from Innovene
                                   operations - cents
        -          -          -  Basic                                                       -     (0.13)
        -          -          -  Diluted                                                     -     (0.12)
       =========================                                                        =================





3.             Sales and other operating revenues

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                           Year
    2006      2007      2007                                                        2007      2006
    =========================                                                     =================
          $ million                                                                  $ million
                              By business
  12,255    12,796    16,788  Exploration and Production                          54,550    52,600
  53,776    63,761    70,026  Refining and Marketing                             250,866   232,855
   5,224     4,490     5,863  Gas, Power and Renewables                           21,369    23,708
     339       238       221  Other businesses and corporate                         843     1,009
    -------------------------                                                     -----------------
  71,594    81,285    92,898                                                     327,628   310,172
   9,648     9,951    13,046  Less:    sales between businesses                   43,263    44,266
    -------------------------                                                     -----------------
  61,946    71,334    79,852  Total third party sales                            284,365   265,906
    =========================                                                     =================

                              By geographical area
  23,676    25,017    33,015  UK                                                 109,800   105,518
  18,576    19,817    22,897  Rest of Europe                                      78,366    76,768
  23,368    26,409    28,852  US                                                 105,120    99,935
  16,768    18,374    20,971  Rest of World                                       74,462    71,547
    -------------------------                                                     -----------------
  82,388    89,617   105,735                                                     367,748   353,768
  20,442    18,283    25,883  Less:     sales between areas                       83,383    87,862
    -------------------------                                                     -----------------
  61,946    71,334    79,852                                                     284,365   265,906
    =========================                                                     =================





                                     Notes

                                     -----


4.             Profit before interest and taxation is after charging:

  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                           Year
    2006      2007      2007                                                        2007      2006
    =========================                                                     =================
          $ million                                                                  $ million
                              Production and similar taxes
    (143)      (34)      164  UK                                                     197       260
     775       955     1,354  Overseas                                             3,816     3,361
    -------------------------                                                     -----------------
     632       921     1,518                                                       4,013     3,621
    =========================                                                     =================





5.             Finance costs


  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                           Year
    2006      2007      2007                                                        2007      2006
    =========================                                                     =================
          $ million                                                                  $ million
     290       348       393  Interest payable                                     1,433     1,196
     (85)      (86)      (60) Capitalized                                           (323)     (478)
    -------------------------                                                     -----------------
     205       262       333                                                       1,110       718
    =========================                                                     =================





6.             Other finance income


  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                           Year
    2006      2007      2007                                                        2007      2006
    =========================                                                     =================
          $ million                                                                  $ million
                              Interest on pension and other post-retirement
     496       555       564    benefit plan liabilities                           2,203     1,940
                              Expected return on pension and other
    (619)     (719)     (730)   post-retirement benefit plan assets               (2,855)   (2,410)
    -------------------------                                                     -----------------
    (123)     (164)     (166) Interest net of expected return on plan assets        (652)     (470)
      67        75        75  Unwinding of discount on provisions                    283       245
                              Unwinding of discount on deferred consideration
       -         -         -    for acquisition of investment in TNK-BP                -        23
    -------------------------                                                     -----------------
     (56)      (89)      (91)                                                       (369)     (202)
    =========================                                                     =================





                                     Notes

                                     -----



7.             Analysis of changes in net debt


  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                           Year
    2006      2007      2007                                                        2007      2006
    =========================                                                     =================
          $ million                                                                  $ million
                              Opening balance
  19,973    23,754    25,245  Finance debt                                        24,010    19,162
   3,199     2,643     2,410  Less: Cash and cash equivalents                      2,590     2,960
    -------------------------                                                     -----------------
  16,774    21,111    22,835  Opening net debt                                    21,420    16,202
    -------------------------                                                     -----------------
                              Closing balance
  24,010    25,245    31,045  Finance debt                                        31,045    24,010
   2,590     2,410     3,562  Less:    Cash and cash equivalents                   3,562     2,590
    -------------------------                                                     -----------------
  21,420    22,835    27,483  Closing net debt                                    27,483    21,420
    -------------------------                                                     -----------------
  (4,646)   (1,724)   (4,648) Decrease (increase) in net debt                     (6,063)   (5,218)
    =========================                                                     =================
                              Movement in cash and cash equivalents
    (659)     (277)    1,098    (excluding exchange adjustments)                     837      (417)
                              Net cash outflow (inflow) from financing
  (3,689)   (1,164)   (5,660)   (excluding share capital)                         (6,411)   (4,049)
    (208)     (261)      (26) Fair value hedge adjustment                           (368)     (581)
     (13)        -         -  Debt acquired                                            -       (13)
     (57)      (21)      (89) Other movements                                       (134)      (33)
    -------------------------                                                     -----------------
  (4,626)   (1,723)   (4,677) Movement in net debt before exchange effects        (6,076)   (5,093)
     (20)       (1)       29  Exchange adjustments                                    13      (125)
    -------------------------                                                     -----------------
  (4,646)   (1,724)   (4,648) Decrease (increase) in net debt                     (6,063)   (5,218)
    =========================                                                     =================





                                     Notes

                                     -----



8.             TNK-BP Operational and Financial Information


  Fourth     Third    Fourth
 Quarter   Quarter   Quarter                                                           Year
    2006      2007      2007                                                        2007      2006
    =========================                                                     =================
                              Production (Net of royalties) (BP share)
     837       830       829  Crude oil (mb/d)                                       832       876
     602       364       437  Natural gas (mmcf/d)                                   451       544
     941       892       904  Total hydrocarbons (mboe/d)(a)                         910       970
    =========================                                                     =================
          $ million                                                                  $ million
                              Income statement (BP share)
     359     1,094     1,278  Profit before interest and tax(b)                    3,743     4,616
     (52)      (67)      (71) Interest expense ...                                  (264)     (192)
    (118)     (289)     (413) Taxation                                              (993)   (1,467)
      (6)      (66)      (42) Minority interest                                     (215)     (193)
    -------------------------                                                     -----------------
     183       672       752  Net Income                                           2,271     2,764
    =========================                                                     =================
                              ... Excludes unwinding of discount on
       -         -         -    consideration                                          -        23
    =========================                                                     =================
                              Cash Flow
     500       800         -  Dividends received(c)                                1,300     3,271
    =========================                                                     =================




Balance Sheet                                                           31 December     31 December
                                                                               2007            2006
                                                                         ===========================
Investments in jointly controlled entities                                    8,817           8,353
                                                                         ===========================



     (a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

     (b) Full year 2006 included a net gain of $892 million on the disposal of the Udmurtneft assets.

     (c) Full year 2006 included $771 million declared in fourth quarter 2005.



9.             First quarter 2008 results


                BP's first quarter 2008 results will be announced on 29 April 2008.





10.          Statutory accounts


                The financial information shown in this publication, which was approved by the Board of Directors on 4 February 2008, is unaudited and does not constitute statutory financial statements. The audited 2007 BP Annual Report and Accounts will be published on 4 March 2008 and delivered to the Registrar of Companies in due course. The 2006 BP Annual Report and Accounts have been filed with the Registrar of Companies; the report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.





                                    Contacts

                                    -------




                                      London                   United States
Press Office                          Roddy Kennedy            Ronnie Chappell
                                      +44 (0)20 7496 4624      +1 281 366 5174
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                                      +44 (0)20 7496 4717      +1 281 366 6766



http://www.bp.com/investors



                                         SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  5 February, 2008                      /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary